Exhibit 12-39
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
(Millions of Dollars)	2006	2005	2004	2003	2002
Earnings:
Pretax earnings	$324	$498	$428	$257	$479
Adjustments	(4)	5	2	26	24
Fixed charges	559	547	544	569	557

Net earnings	$879	$1,050	$974	$852	$1,060

Fixed charges:
Interest expense	$526	$519	$516	$545	$553
Adjustments	33	28	28	24	4

Fixed charges	$559	$547	$544	$569	$557

Ratio of earnings to fixed charges	1.57	1.92	1.79	1.50	1.90

146